Silver Crest Acquisition Corporation

Suite 3501, 35/F, Jardine House

1 Connaught Place, Central

Hong Kong

January 11, 2021

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Office of Energy & Transportation
100 F Street, N.E.
Washington, D.C. 20549

Attention: Ruairi Regan, Esq.

Re:	Silver Crest Acquisition Corporation
Registration Statement on Form S-1

File No. 333-251655

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Silver Crest Acquisition Corporation (the “Company”) hereby requests acceleration of the effective date of the above referenced Registration Statement to 4:00 p.m., Eastern Time, on January 13, 2021, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Kirkland & Ellis LLP, request by telephone that such Registration Statement be declared effective.

Please contact Christian O. Nagler, of Kirkland & Ellis LLP, special counsel to the Company, at (212) 446-4660, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

/s/ Liang (Leon) Meng
Name: Liang (Leon) Meng
Title: Chairman